EXHIBIT 99.1

For Immediate Release 20-55-TR	Date:	November 13, 2020

Teck Named One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named one of Canada’s Top 100 Employers for the fourth consecutive year by Mediacorp Canada’s Top Employers program which recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

“Teck is driven by exceptional employees committed to the health, safety and wellbeing of their co-workers while responsibly providing the metals and minerals necessary to build a better quality of life for communities around the world,” said Don Lindsay, President and CEO. “There is no question this has been a challenging year and our people have worked tirelessly to safeguard the health of their co-workers, families and communities. Their dedication is helping to safely rebuild the global economy as we work through the challenge of COVID-19 together.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including community involvement, employee communications, and training and skills development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Relations Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com